

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2015

Via E-Mail
Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
#3 Bethesda Metro Center
Suite 700
Bethesda, MD 20814

    Re: Cannabics Pharmaceuticals Inc.
             Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2014
             Filed October 23, 2015
             File No. 000-52403

Dear Mr. Borochov:

We have reviewed your October 20, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2015 letter.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business

Regulations, page 7

1. We note your response to comment 1 and we partially reissue. Please expand upon your statement that the company could be deemed to be at variance with the Federal Controlled Substances Act. Clarify the potential impact on the company as a result. In addition, as previously requested, please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

2. We reissue comment 2. Please explain the basis for your belief that your product will not fall within the FDA review of medicine, as opposed to edible products, when you refer to your technology as medical cannabis capsules that will provide relief from various ailments.

Signatures, page 21

3. We reissue comment 5. We note that you have not identified the principal accounting officer or controller. Refer to General Instruction D(2)(a).

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining